                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*
                    Under the Securities Exchange Act of 1934
                                       of
                    William B. Turner (joined by his spouse)



                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 12 of this filing.

                                  SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
  CUSIP No. 87161C 10 5                                                                                   Page 2 of 16 Pages
--------------------------                                                                             -----------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           WILLIAM B. TURNER
-----------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A)      [ ]
                                                                                                   (B)      [X]
-----------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY                                                                                     [ ]
-----------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           N/A
-----------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)          [ ]
-----------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      73,246.19
       BENEFICIALLY     -----------------------------------------------------------------------------------------------------
         OWNED BY                8    SHARED VOTING POWER
           EACH                       30,209,047
         REPORTING      -----------------------------------------------------------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                       73,246.19
                        -----------------------------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      30,209,047
-----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           30,282,293.19
-----------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.6%
-----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IN
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
  CUSIP No. 87161C 10 5                                                                                   Page 3 of 16 Pages
--------------------------                                                                             -----------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           SUE MARIE T. TURNER
-----------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A)      [ ]
                                                                                                   (B)      [X]
-----------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY                                                                                     [ ]
-----------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           N/A
-----------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)          [ ]
-----------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF               7    SOLE VOTING POWER
          SHARES                              0
       BENEFICIALLY     -----------------------------------------------------------------------------------------------------
         OWNED BY                8    SHARED VOTING POWER
           EACH                       2,588,022
         REPORTING      -----------------------------------------------------------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                               0
                        -----------------------------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                     16,897,204
-----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,897,204
-----------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]
-----------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.9%
-----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IN
-----------------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to the common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp. ("Synovus"), a Georgia business corporation. The address of Synovus' principal executive offices is 901 Front Avenue, Suite 301, Columbus, Georgia 31901.

ITEM 2.  IDENTITY AND BACKGROUND.

         Amendment No. 2 amends and restates the Schedule 13D, as previously amended, of William B. Turner. Mr. Turner's wife, Sue Marie T. Turner, is joining in this filing for the first time due to the recent transfer to her of certain family holding company shares previously owned by Mr. Turner. That transfer may cause Mrs. Turner to be deemed to share beneficial ownership of certain Synovus shares that: (a) are held through such family holding company;
(b) are also beneficially owned by Mr. Turner; and (c) constitute more than 5% of Synovus Common Stock. Accordingly, Amendment No. 2 is being filed jointly by Mr. Turner and Mrs. Turner, both in their individual capacities and as trustees of their respective grantor retained annuity trusts ("GRATs") described in Item 3 below. Mr. Turner and Mrs. Turner share the same household. The address of both Mr. Turner and Mrs. Turner is c/o Synovus Trust Company, Post Office Box 120, Columbus, Georgia 31902.

         Mr. Turner is an Advisory Director of the W. C. Bradley Co. and Chairman of the Executive Committee of Synovus. Mrs. Turner is a homemaker.

         Neither Mr. Turner nor Mrs. Turner has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither Mr. Turner nor Mrs. Turner has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Both Mr. Turner and Mrs. Turner are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Amendment No. 2 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report the following transactions in the stock of TB&C Bancshares, Inc., a Georgia corporation ("TB&C"), through which Mr. and Mrs. Turner, as trustees of their respective GRATs, may be deemed to beneficially own certain shares of Synovus Common Stock.

         - A gift on December 6, 2000, of 2,106,814 shares of common stock (14.4% of the outstanding voting stock) of TB&C from Mr. Turner to Mrs. Turner;

         - A transfer on December 14, 2000, by Mr. Turner of 2,106,815 shares of common stock (14.4% of the outstanding voting stock) of TB&C to the 2000 William B. Turner Trust, a grantor retained annuity trust of which Mr. Turner is the sole trustee ("Mr. Turner's GRAT"); and

         - A transfer on December 14, 2000, by Mrs. Turner of 2,106,814 shares of common stock (14.4% of the outstanding voting stock) of TB&C to the 2000 Sue Marie T. Turner Trust, a grantor retained annuity trust of which Mrs. Turner is the sole trustee ("Mrs. Turner's GRAT").

         No funds or any other consideration has been or will be given in connection with any of the gifts and transfers described above.

         TB&C was formed in 1986 by Mr. Turner and his two sisters, Elizabeth T. Corn and Sarah T. Butler, to effect various family, financial and estate planning goals. In 1986, Mr. Turner and his two sisters contributed to TB&C a total of 1,766,637 shares (9.5% of the then outstanding shares) of Common Stock of Synovus that they and their ancestors had owned for many years. Since 1986, there have been six three-for-two splits of Synovus Common Stock, as a result of which each share of Synovus Common Stock outstanding in 1986 now represents approximately 11 shares of Synovus Common Stock (disregarding any cash settlements of fractional shares). There were two additional splits (one two-for-one split and one three-for-two split) between the time Mr. Turner filed his initial Schedule 13D in October 1980 and the formation of TB&C in 1986. As a result, each share of Synovus Common Stock outstanding in October 1980 now represents 34 shares of Synovus Common Stock. These stock splits, together with the sharing of voting and investment power over the shares his sisters contributed to TB&C, account for the vast majority of increases since 1980 in the number of shares shown as beneficially owned by Mr. Turner.

         As of the date of this report, the voting stock of TB&C is beneficially owned primarily by: (1) Mr. Turner, who owns 14.4% through Mr. Turner's GRAT,
(2) Mrs. Turner, who owns 14.4% through Mrs. Turner's GRAT, (3) Mrs. Corn and her husband, who together own 29.4% through similar GRATs established by each of them and (4) Mrs. Butler and her husband, who together own 30.8% through similar GRATs established by each of them. Mr. Turner is one of six directors of TB&C. Mrs. Turner is not a director of TB&C.

         As of the date of this report, TB&C beneficially owns 14,309,182 shares of Synovus Common Stock directly and may be deemed the beneficial owner of 13,311,843 shares of Common Stock indirectly pursuant to the Voting Lease described below. On March 2, 1995, TB&C entered into an agreement (the "Voting Lease") to lease certain rights in all shares of Common Stock held in trust by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, under each of the following trusts (collectively, the "Series 600 Trusts"): (a) STC as Trustee u/w/o W. C. Bradley 6/22/45 for Sarah T. Butler; (b) STC as Trustee u/w/o W. C. Bradley 6/22/45 for Elizabeth T. Corn; and (c) STC as Trustee u/w/o
W. C. Bradley 6/22/45 for William B. Turner.

         Pursuant to the Voting Lease, TB&C has leased from STC the right to vote and the right to tender all, but not less than all, of the Common Stock of Synovus held by the Series 600 Trusts. The Voting Lease had an initial five-year term and was renewed on February 29, 2000 for another five years. In exchange for the lease of such rights, TB&C was required to make quarterly payments to STC for the initial lease term of five years, equal to $.03 per share of Synovus Common Stock, which was .17% of $19.50, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 1995. The quarterly lease payments during the renewal term of the Voting Lease are equal to $.0265625 per share of Synovus Common Stock, which is .17% of $15.625, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 2000. TB&C uses the quarterly cash dividends that it receives with respect to the shares of Synovus Common Stock it owns directly as the source of funds to pay these lease payments.

ITEM 4.  PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mr. Turner and his two sisters to effect various family, financial and estate planning goals for themselves and their lineal descendants. The gift and transfers of TB&C shares described under Item 3 have been effected in furtherance of these goals. Mr. and Mrs. Turner plan to continue evaluating ways to achieve such goals.

         Neither Mr. Turner nor Mrs. Turner currently has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus, other than through Mr. Turner's participation in Synovus' Director Stock Purchase Plan or its Dividend Reinvestment and Direct Stock Purchase Plan; (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items
(a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The percentages set forth below and on pages 2-3 hereof are based on 284,673,291 shares of Synovus Common Stock outstanding on December 14, 2000, as provided by the Company.

         MR. TURNER. Mr. Turner could be construed to be the beneficial owner of 30,282,293.19 shares (10.6%) of the Synovus Common Stock. Certain of these shares have been beneficially owned by Mr. Turner for a number of years, with such beneficial ownership often pre-dating the organization of Synovus and extending to comparable beneficial ownership of the securities of Columbus Bank and Trust Company, the lead bank subsidiary for which Synovus was initially organized to acquire in 1972.

         Mr. Turner has sole voting and investment power as to 73,246.19 shares of Synovus Common Stock, all of which he owns directly. Mr. Turner has shared voting and investment power as to 30,209,047 shares of Synovus Common Stock. These 30,209,047 shares consist of: (a) 19,817 shares owned directly by his wife, as to which voting power and investment power are shared with his wife;
(b) 2,568,205 shares owned by the Bradley-Turner Foundation (the "B-T Foundation"), a charitable foundation of which both Mr. and Mrs. Turner are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; (c) 14,309,182 shares owned directly by TB&C, as to which voting power and investment power are shared with the other directors of TB&C and as to which certain investment power (involving major transactions requiring approval by TB&C's shareholders) may be deemed to be shared with the other five principal shareholders of TB&C; and (d) 13,311,843 shares held in trust under the Series 600 Trusts by STC, as trustee, subject to the terms of the Voting Lease described in Item 3 above, as to which voting power, and, with respect to tender offers, exchange offers and mergers, investment power, are shared with the other directors of TB&C. Investment power with respect to the shares of Synovus Common Stock held by the Series 600 Trusts is held by STC, as trustee, as to all matters other than tender offers, exchange offers and mergers. The Bylaws of TB&C provide that voting power over all of the shares owned or otherwise voted by TB&C shall be shared by the directors of TB&C.

         MRS. TURNER. Mrs. Turner could be construed to be the beneficial owner of 16,897,204 shares (5.9%) of Synovus Common Stock. Mrs. Turner has shared voting and investment power as to 2,588,022 of these shares, as follows: (a) 19,817 shares owned directly by Mrs. Turner, as to which voting power and investment power are shared with Mr. Turner; and (b) 2,568,205 shares owned by the B-T Foundation, as to which voting power and investment power are shared with the other trustees of the B-T Foundation. As a principal shareholder of TB&C, Mrs. Turner as sole trustee of Mrs. Turner's GRAT may be deemed to share certain investment power (involving major transactions requiring approval by TB&C's shareholders) with the directors and five other principal shareholders of TB&C as to the 14,309,182 shares of Synovus Common Stock owned directly by TB&C. Based on the active and long-standing relationship of Mr. Turner and his ancestors with Synovus and its predecessor and on other considerations, Mr. and Mrs. Turner do not believe that Mrs. Turner shares any voting or investment power over the 73,246.19 shares of Synovus Common Stock owned directly by Mr. Turner. Accordingly, such shares have been excluded from the total shares shown as beneficially owned by Mrs. Turner and she disclaims beneficial ownership of such shares.

         Additional information regarding the persons and entity with whom Mr. and Mrs. Turner share voting power and/or investment power is included on the next page.

                            INFORMATION REGARDING THE
                 DIRECTORS AND CONTROLLING SHAREHOLDERS OF TB&C,
                       THE TRUSTEES OF THE B-T FOUNDATION,
                      AND SYNOVUS TRUST COMPANY AS TRUSTEE

                                     Capacity in Which Such Person Shares        Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power                  Employment
--------------------------------     ---------------------------------------     ------------------------------------------------
William B. Turner                    Director and Controlling Shareholder of     Advisory Director of
                                     TB&C and Trustee of B-T Foundation          W. C. Bradley Co. (1017 Front Avenue,
                                                                                 Columbus, GA  31901)

                                                                                 Chairman of the Executive Committee of
                                                                                 Synovus Financial Corp. (901 Front Ave., Suite 301
                                                                                 Columbus, GA  31901)

Sue Marie T. Turner                  Controlling Shareholder of TB&C and         Homemaker
                                     Trustee of B-T Foundation

Sarah T. Butler                      Director and Controlling Shareholder        Homemaker
                                     of TB&C and Trustee of B-T Foundation

Clarence C. Butler                   Controlling Shareholder of TB&C and         Retired Physician
                                     Trustee of B-T Foundation                   St. Francis Hospital
                                                                                 P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                    Director and Controlling Shareholder        Homemaker
                                     of TB&C and Trustee of B-T Foundation

Lovick P. Corn                       Controlling Shareholder of TB&C and         Advisory Director
                                     Trustee of B-T Foundation                   W.C. Bradley Co.
                                                                                 1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.               Director of TB&C and                        President
(adult son of William B. Turner)     Trustee of B-T Foundation                   W. C. Bradley Co.
                                                                                 1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                    Director of TB&C and                        Chairman of the Board
(adult son of Sarah T. Butler)       Trustee of B-T Foundation                   W. C. Bradley Co.
                                                                                 1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie                    Director of TB&C and                        Director
(adult daughter of Elizabeth T.      Trustee of B-T Foundation                   W. C. Bradley Co.
 Corn)                                                                           1017 Front Avenue, Columbus, GA  31901

Sarah T. Martin                      Trustee of B-T Foundation                   Employee
(adult daughter of William B.                                                    Columbus Travel
Turner)                                                                          123 12th Street, Columbus, GA  31901

Polly C. Miller                      Trustee of B-T Foundation                   Homemaker
(adult daughter of Elizabeth T.
Corn)

Elizabeth B. Ramsay                  Trustee of B-T Foundation                   Shop Owner
(adult daughter of Sarah T.                                                      Galleria Riverside
Butler)                                                                          15 10th Street, Columbus, GA 31901

                                     Capacity in Which Such Person Shares       Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power                 Employment
--------------------------------     ---------------------------------------    -------------------------------------------------
Sam Wellborn                         Trustee of B-T Foundation                  Chairman of Synovus Foundation
                                                                                P.O. Box 120, Columbus, GA 31902

Synovus Trust Company,               Trustee of Series 600 Trusts               Financial institution with trust powers
As Trustee
1148 Broadway, 2nd Floor
Columbus, GA  31901

----------------
(1) Each individual named above is a citizen of the United States, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.
----------------

         (c) There have not been any transactions within the last 60 days by Mr. or Mrs. Turner in shares of Synovus Common Stock.

         (d) Pursuant to the Series 600 Trusts, STC has the power to distribute dividends from an aggregate of 13,311,843 shares of Common Stock held by the Series 600 Trusts. The Series 600 Trusts also authorize STC to distribute up to $10,000 annually from the corpus of each trust, and any such annual distributions could include sale proceeds from the sale of any of such shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, there are no contracts, arrangements, understandings or relationships with respect to the Synovus Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A      Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment No. 1 to the Schedule 13D of William B.
               Turner and omitted from this electronically filed restatement pursuant to Rule 13d-2(e).)

EXHIBIT B      Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.

EXHIBIT C      Power of Attorney from William B. Turner, individually and as trustee.

EXHIBIT D      Power of Attorney from Sue Marie Turner, individually and as trustee.

EXHIBIT E      Agreement with respect to joint filing of Amendment No. 2 to
               Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated December
               15, 2000, between William B. Turner and Sue Marie Turner.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 21, 2000          William B. Turner, individually and as trustee



                           By: /s/ Garilou Page
                               -----------------------------------------
                               Garilou Page, as Attorney in Fact


December 21, 2000          Sue Marie T. Turner, individually
                           and as trustee



                           By: /s/ Garilou Page
                               -----------------------------------------
                               Garilou Page, as Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit                        Description of Exhibit
-------                        ----------------------
EXHIBIT A      Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment No. 1 to the Schedule 13D of William B.
               Turner and omitted from this electronically filed restatement pursuant to Rule 13d-2(e).)

EXHIBIT B      Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.

EXHIBIT C      Power of Attorney from William B. Turner, individually and as trustee.

EXHIBIT D      Power of Attorney from Sue Marie Turner, individually and as trustee.

EXHIBIT E      Agreement with respect to joint filing of Amendment No. 2 to
               Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated December
               15, 2000, between William B. Turner and Sue Marie Turner.